GUISEPPE RUOZI
                 Via Nagy 7, 42019 Pratissolo di Scandiano (RE)
                                      Italy

Professional Experience

2000-Present

Chief Technology Officer of Classica Microwave Technologies, Inc. Designed and built the first Multi-Functional microwave heat processing system for multiple microwave applications development.

1996-1999

Consultant in the area of microwave heat processing equipment. Clients included food processing equipment manufacturers and former OMAC food manufacturing clients.

1978-1995

Lead technology developer at OMAC of microwave heat processing equipment. Designed the first commercial microwave oven / dryer for the ceramic tiles industry. Developed, designed, built and patented the first commercial microwave pasteurizer, sterilizer and dryer for food industry applications, capable of generating uniform temperature throughout the products.

1976

Consultant to Mori Spot. Developed the revolutionary microwave heat processing oven dryer for ceramic tiles.

1973-1976

Permanent Member of the Italo-Sovietico of Ministry of Agriculture.

1971-1978

Technical  Manager for Gie Gi responsible for preparing  equipment  drawings and providing technical training in the processing of agricultural products. Specific responsibilities included Dairy and Meat industries. Experience in the areas of slaughter house, breeding, milk, heating, pasteurization, sterilization, drying and ventilation for projects in Russia.

1968-1971

Advisor for Firma Giavelli Spa, Sachi-Forni div., in the area of designing and building ovens and rapid dryers for ceramic tiles.

1967-1969

Professor of mechanical technology at Instituo Technico Industriale Statalte, Reggio Emilio, Italy


Education

1969    Doctorate Degree in Mechanical Engineering, University of Bologna, Italy